July 17, 2024

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

       Re: Plutus Financial Group Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed June 21, 2024
           File No. 333-276791
Dear Ting Kin Cheung:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
Our Revenue Model
Plutus Securities
Securities Dealing and Brokerage Services, page 4

1. We note your disclosure on page 4 quantifying revenues from underwriting and placing services during 2022 and 2023. Please revise your disclosure, here and elsewhere as appropriate, to also clarify and quantify the extent to which you had any sub-underwriting or sub-placing revenues.
2. With regards to your underwriting and placement business, please revise your disclosures to indicate whether you market and sell/cross-sell the related instruments within the context of your asset management and advisory business.
 July 17, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Fiscal Years Ended December 31, 2022 and 2023 Revenues, page 60

3. Please revise your disclosures to address the reason(s) for: (i) the significant increase in placing services weighted average commission rates, which appear to have risen from .3%
       in fiscal 2022 to 14% in fiscal 2023; and (ii) the significant decrease in placing proceeds, which declined from $160 million in fiscal 2022 to $8 million in fiscal 2023.
4. As it relates to fund subscription and management fees, please revise your disclosure to specify the rates charged on the Discretionary accounts and the Funds for the periods presented. In addition, noting your disclosure that the decrease in asset management fees year-over-year was the result of the decline in the rate charged to funds, revise your disclosures to address the reason(s) for the rate decrease.
Operating Expenses, page 63

5. We note that investments procured by account executives increased from HK$267 million in 2022 to HK$273 million in 2023, but associated revenue generated from those investments declined from HK$7 million to HK$3 million. We also note your disclosure that commissions paid to account executives is based on investment amounts of investors, and that commission amounts in 2023 declined from the prior year. Please enhance your disclosures to provide more detail regarding the types of investments procured, average commission rates earned by you during the periods presented, and how changes in investments procured and associated revenue link to and affect the level of commissions paid.
6. We note the expected credit losses of HK$10.944 million recorded during fiscal 2023.
       Please revise your disclosures, here or elsewhere, as appropriate, to address the items below.
           Provide additional detail regarding the timing of the events and circumstances that resulted in you recording the expected credit loss amount during the last six months of fiscal 2023.
           Disclose whether you received additional listed share collateral to satisfy margin calls prior to collateral liquidation and whether you liquidated the collateral and received resulting funds directly (rather than customers doing so).
           Discuss the extent to which other customers had the same collateral security and whether these customers were required to post additional collateral to meet margin requirements.
           Describe how you determined the specific credit loss amount recorded. Include, but do not limit your disclosure to, a discussion of the extent to which any funds received or expected from (i) personal guarantees due to collateral shortfalls or (ii) sale of listed share collateral impacted the amount of expected credit loss recorded.
           Indicate, here and elsewhere as appropriate, whether there are any delinquencies in regard to the margins loans held, and, if so, provide an aging analysis.
           Disclose the general proportion of collateralization provided by securities, other assets, and personal guarantees for your margin loans.
           Quantify and discuss the level of funds, if any, received from personal guarantees due
 July 17, 2024
Page 3

           to collateral shortfalls on the margin lending activities for the periods presented.
             Clarify whether a brokerage customer still has access to new margin loans if you have recorded a credit loss on an outstanding margin loan for that customer.
             Disclose the amount of accrued interest receivable written off and included in the credit loss amount recorded.
Related Party Transactions
Amounts due from related parties, page 114

7. We note your disclosure regarding the special dividend made in 2023 to offset the amount due from Mr. Zhao. We also note that your previous amendments stated that this balance would be settled by cash repayment from Mr. Zhao upon listing (e.g., page F-22 of the prior amendment). Please revise your disclosures, here or elsewhere as appropriate, to address the items below.
           Explain why you chose to forgive this amount through special dividend, rather than receiving cash payment.
           Disclose whether you expect any other advances or loans to be settled by dividend.
           Noting that your cash flow disclosures and the statement of cash flows show activity related to advances to a related party, clarify whether any other advances to a related party were outstanding at December 31, 2023. If so, specify to whom such advances were made and how you expect them to be settled.
Consolidated Statements of Changes in Shareholders' Equity, page F-5

8. We note that you had dividends that reduced the amounts due from Mr. Zhao in 2022 and in 2023. In the fiscal period ended December 31, 2022, you appear to have reflected the
       "dividends made through reduction in amount due from the shareholder" as a reduction of retained earnings. In the fiscal period ended December 31, 2023, you appear to have reflected the same type of dividend, to the same individual and for the same purpose, as solely a reduction to additional paid-in capital, rather than reducing retained earnings to zero first. Please provide us with a thorough accounting analysis explaining why you used different approaches for these dividends. Include specific references to accounting guidance you relied upon that supports your accounting treatment.
       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance